Local Insight Regatta Holdings, Inc.

188 Inverness Drive West, Suite 800

Englewood, Colorado 80112

December 29, 2010

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Lyn Shenk, Branch Chief

Re:	Local Insight Regatta Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 333-152302

Ladies and Gentlemen:

This letter sets out the responses of Local Insight Regatta Holdings, Inc. (the “Company,” “we,” “our” or “us”) to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2010, to the Company with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 31, 2010 (the “Form 10-K”).

For the Staff’s convenience, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

1	When two or more factors are cited to which changes are attributable, please quantify each of these factors so that readers may understand the magnitude of each. For example, in the comparison between 2009 and 2008 for publishing rights you state that the year ended December 31, 2009 increased $66.0 million due primarily to your ownership of the Berry ILOB for the full twelve months during fiscal year 2009, as well as an increase in the HYP Media contractual rate in the current period without quantification of either factor. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

Response:

We note the Staff’s comment to quantify factors when two or more factors are cited that are responsible for a change in order to understand the magnitude of the factors. To provide an understanding of the example cited by the Staff, please note that due to the acquisition of substantially all the assets of the Independent Line of Business division of L.M. Berry and Company (the “Berry ILOB”) on April 23, 2008, the Company’s results of operations for the year ended December 31, 2008 do not include publishing rights for the period prior to the acquisition date. In contrast, the results of operations for the year ended December 31, 2009 include publishing rights for the full twelve month period, which approximates $62.2 million. Effective January 1, 2009, the contractual rate under Berry’s agreement with HYP Media Finance LLC (“HYP Media”) (i.e., the percentage of print revenues that HYP was entitled to receive) increased from 60% to 66.5%. This led to an increase in publication rights in 2009 of approximately $3.8 million.

Year Ended December 31, 2009 compares to the Year Ended December 31, 2008

Revenue, page 56

2.	We note that related party revenue increased in 2009 by $44.8 million. Please explain to us in detail the reason for the increase, with quantification of each individual factor or source of revenue contributing to the increase.

Response:

Upon the acquisition of the Berry ILOB on April 23, 2008, the following Berry ILOB customers became affiliates of The Berry Company LLC (“Berry”): ACS Media Finance LLC (“ACS Media”), CBD Media Finance LLC (“CBD Media”) and HYP Media. As a result, related party revenue disclosed for the year ended December 31, 2008 included revenue generated from those affiliated customers for the period from April 23, 2008 through December 31, 2008. For the years ended December 31, 2009 and 2008, we recorded revenue from affiliates of approximately $192.7 million and $147.9 million, respectively. The change in the status of these companies to affiliates is disclosed in the “Our History” and “Customers” sections of the Form 10-K, and in Note 9, “Related Party Transactions” in the Notes to Consolidated Financial Statements.

Cost of Revenue, page 97

3.	Please clarify for us in detail, with quantification as appropriate, why cost of revenue in 2009 declined by 22.9% when revenue for 2009 increased by 33.0%. That is, explain to us the reason for this inverse relationship between revenue and cost of revenue when a direct relationship is expected, and why there was no commensurate increase in cost of revenues in association with the increased revenue.

Response:

Due to the acquisitions of the Berry ILOB and Local Insight Yellow Pages, Inc. (“LIYP”), favorable sales contracts and directories in process margins were recorded in purchase

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

accounting. Favorable sales contracts represent customer contracts acquired in the acquisitions for which the cash flow streams associated with post-acquisition customer billings exceed the Company’s costs, plus a reasonable margin on post-acquisition costs to fulfill its obligations under such contracts. Favorable sales contracts are matched to revenue and amortized to cost of revenue over the remaining lives of the applicable contracts. Directories in process margins are the deferred costs for directories that were scheduled to be published subsequent to the respective dates of acquisition, recorded at fair value in purchase accounting. The fair value was determined by calculating the estimated billing value of the published directory, less the expected costs to complete the directories subsequent to the dates of acquisition. As a result, when such directories are published, the gross margins associated with these directories will be less than they would have been in the absence of purchase accounting (i.e., due to the impact of amortizing favorable sales contracts and the fair value adjustment for directories in process). The decrease in cost of revenue for 2009 resulting from the decrease in favorable sales contracts and directories in process margins approximated $36.6 million. This decrease was partially offset by an increase in cost of revenue, exclusive of the purchase accounting items, of approximately $7.0 million.

Notes to Consolidated Financial Statements

Note 5, Goodwill and Intangible Assets, page 97

4.	We note no impairment of goodwill or other intangible assets, whether amortizable or not, during 2009 despite net losses in each of the last two years and a significant accumulated deficit at December 31, 2009. We further note you use the income approach to determine fair value, and that you anticipate that your print revenue (which accounted for 90.2% of total revenues during 2009) will continue to represent a significant percentage of your revenue, that it will decline in 2010 and beyond, and that the decrease may not be offset by increases in other revenue sources. Please explain to us in detail the basis for your conclusion that no impairment existed for goodwill or amortizable or unamortizable other intangible assets, in particular for customer relationships, in 2009. Accompany your explanation with the key factors used in your impairment analysis, in particular those for revenue estimations (like growth rates) and discount rate, the basis for such factors and why you believe your assumptions associated with these factors are reasonable.

Response:

We review goodwill for impairment annually on October 1, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In accordance with ASC 350-20-35, a two-step approach was applied to determine whether the goodwill associated with our reporting unit was impaired as of the measurement date. Step 1 is to determine whether the fair value of the reporting unit is less than its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, including goodwill, step 2 is performed. Step two allocates the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value determined in the step one analysis of the reporting unit was the price paid to acquire the reporting unit. If the fair value of the reporting unit is not less than its carrying amount, including goodwill, further testing of goodwill for impairment is not performed.

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

The Company engaged Murray, Devine and Co., Inc. (“Murray Devine”), a reputable independent valuation firm, to assist in the impairment analysis of the Company’s goodwill, finite-lived intangible assets, and indefinite-lived intangible asset (i.e., the Berry trade name).

Valuation of goodwill and intangible assets. In consultation with Murray Devine, the market and income approaches were used to determine the value of invested capital. The market approach was employed to determine the Company’s market value of invested capital (“MVIC”), utilizing a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”). Under the market approach, consistent with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, certain guideline public companies with similar businesses or business characteristics were used and multiples of EBITDA were calculated. These guideline public companies included SuperMedia, Inc., infoGROUP, Inc., Yell Group, Inc. and InfoSpace, Inc. An invested capital-to-EBITDA multiple to expected EBITDA for 2009 of *[Redacted]* and an invested capital-to-EBITDA multiple to projected EBITDA for 2010 of *[Redacted]* were selected in view of the Company’s risk and growth profile. Under the income approach, the discounted free cash flow method was employed, whereby future cash flows are discounted to their present value at a risk adjusted required rate of return. The Company applied a discount rate to the cash flows generated and projected by the Company based on an estimated weighted average cost of capital (“WACC”). The cost of equity was calculated using the Capital Asset Pricing Model. *[Redacted]*

Based on the Company’s industry research, the Company concluded that the discount rate employed was within an acceptable range. *[Redacted]*

Under the income approach, the key inputs were external market-based inputs and internal inputs derived from the Company’s Long Range Plan (“LRP”). The external market-based inputs included the following: stock price of comparable companies and the related outstanding shares; long term debt of comparable companies; and the weighted cost of capital. Weighted cost of capital inputs from publicly traded companies included: beta; risk free rate of return based on the 20 year Treasury rate; a market risk premium; size risk premium; cost of equity; and cost of debt.

The LRP consisted of years 2009 (actual results through September 30, forecast October 1 through December 31) through 2013. *[Redacted]* External data corroborated industry trends indicating that the markets the Company serves, namely non-major metropolitan areas and rural and certain suburban markets, had a higher level of print usage than larger metropolitan markets. *[Redacted]* The Company utilized an internationally recognized third party consulting firm to develop this business model based on external market research conducted during 2009. As part of this work, the consulting firm specifically developed projections for print revenue declines and revenue growth from the Company’s digital and Pay4Performance services; the Company used these projections as a basis for preparing the LRP.

As projected in the LRP, in February 2010 the Company launched Berry Leads, a new business model which is being rolled out on a market-by-market basis during 2010 and early 2011. Berry Leads is intended to enhance the Company’s ability to meet the individual needs of its advertising clients, enabling them to efficiently and effectively generate leads from multiple sources and platforms. We believe the increasing importance of the internet, the rapid pace of technological

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

change in digital local search advertising and the proliferation of local advertising alternatives have made it more challenging for small and medium size businesses (“SMB”) to effectively and efficiently generate leads from potential customers. The Company believes there exists a significant and long-term opportunity to advise and support SMBs in developing and implementing local search advertising solutions that are customized to meet their specific needs. Berry Leads combines a suite of high-quality local advertising solutions (of which retention of print advertising is a key component) with a redesigned sales and marketing approach that leverages our local sales force’s access to our client base. We believe the Company’s client access (as a result of directory publishing rights agreements acquired through various acquisitions over the past several years) is a key competitive advantage, enabling us to serve as a “trusted advisor” to our advertising clients, facilitating our efforts to develop and maintain long-term relationships with them and allowing our sales representatives to collaborate with the advertiser to develop a customized mix of advertising products based on the advertiser’s unique needs and characteristics. We believe our local sales force’s consultative sales approach and “on the ground” presence in the markets we serve also positions the Company to effectively sell our integrated suite of local advertising solutions to new advertising clients.

ASC 350: Calculation of Step 1. To determine fair value of the reporting unit (equity), the Company weighted the MVIC determined using market multiples from comparable companies. These multiples were then applied to the Company’s EBITDA and a DCF using the Company’s LRP to calculate the weighted value of the MVIC. The MVIC’s were calculated by applying the Company’s 2009 and 2010 EBITDA to an adjusted market multiple from its analysis of comparable companies. The multiples from the comparable companies were calculated by dividing the comparable total operating value by its average EBITDA from the latest 3 years. The Company reviewed the market multiple calculations for accuracy and discussed the adjusting factors applied to the market multiples. The Company agreed that the impact of the step-up benefit that could be realized would generate a control premium over the calculated market multiple. The Company concluded that this approach was consistent with the Market Approach as discussed under ASC 820, Fair Value Measurements for non recurring measurements. In addition, the Company excluded the deferred taxes and accrued interest from the calculation of MVIC based on our view of a market participant’s likely acquisition structure. Deferred taxes were excluded as a majority of business combinations for companies in this market are assets sales. In an asset sale, deferred taxes are not recorded as the purchase price becomes the new basis for the assets purchased. Accrued interest is excluded as the Company assumes a debt-free valuation. In the event of a sale, the debt and accrued interest would be the responsibility of the seller. The exclusion of deferred taxes and accrued interest is consistent with the key principle of ASC 820, in that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s DCF was calculated based on the guidance of ASC 350.20.35 which assumes that the DCF value should represent an asset sale since Yellow Pages businesses are generally sold in asset transactions. The DCF was calculated based on the present value of the Company’s free cash flow, an output factor from the Company’s LRP.

The annual goodwill impairment analysis which we performed during the fourth quarter of 2009 did not result in an impairment charge. Utilizing the recorded balances as of October 1, 2009, the excess of fair value over carrying value of our reporting unit was approximately $64.0 million. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 10% decrease to the fair value of the reporting unit. This hypothetical 10% decrease would result in excess carrying value over fair value of approximately $10.0 million.

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

In accordance with ASC 360, the Company performed an analysis on its finite-lived intangible assets. The undiscounted cash flows associated with the finite-lived intangible assets exceeded their carrying value; as a result, no impairment was deemed necessary. Additionally, customer relationships are amortized using an accelerated amortization method which is comprised of a customer attrition rate that is based upon expected customer degradation over the estimated twenty year life of our customer relationships. As of December 31, 2009, approximately 53.5% of the customer relationship intangible had been amortized. Although the Company anticipates print decline, the Company’s strategy, as described in detail above, is to increasingly shift the revenue focus to digital products to retain its customer base.

Valuation of indefinite lived intangible asset (the Berry trade name). ASC 820 states that valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value. For certain types of intangible assets, one or more value concepts may be inappropriate and the most appropriate methods should be selected that best represent the considerations of a market participant. In valuing intangible assets, primary consideration is typically given to the Income Approach. The relief from royalty method, which is a form of the Income Approach, was used to value the Berry trade name. The relief from royalty method assumes the value of an intangible asset is the present value of the future economic benefit generated by its ownership. This method is consistent with the method utilized in the original ASC 805 analysis at the acquisition date. The Company used the LRP and applied a 1.0% royalty rate based on fair value, determined using a range of royalty rates (1.0% to 5.0%) from a variety of companies with established trademarks. The Berry trade name has been commercially introduced to new markets across all of the Company’s markets, and as such, the Company concluded the royalty rate should be at the low-end of the comparable company range. Future projected cash flows were discounted based upon the WACC plus an intangible asset risk premium rate of 15.0%. The total present value was increased for the tax benefit generated from future amortization deductions, resulting in an estimated fair value of approximately $40.0 million vs. a carrying value of $37.9 million. The fair value of the Berry trade name exceeded the carrying value and as such, there was no impairment.

Item 9A: Controls and Procedures

Remediation of Previously Reported Internal Control Weaknesses, page 123

5.	We note that you identified a material weakness in your “change management information technology general controls” that affected certain of your legacy information technology applications related to the revenue cycle and your belief that you effectively remediated this material weakness as of December 31, 2009. Please explain to us: (i) what “change management information technology general controls” represents and the purpose of such controls; (ii) who discovered the material weakness and how it was discovered, (iii) the nature of the material weakness, and how it affected the revenue cycle and your recognition of revenue; (iv) how long the material weakness existed; and (v) whether or not any adjustments to previously reported revenue were identified and made as a result of the material weakness, and if not, the basis for your conclusion that no adjustments were necessary.

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

Response:

Shortly after filing the Company’s Registration Statement on Form S-4, the Company engaged a third party accounting firm to assist management in the evaluation of the operating effectiveness of its internal controls. As part of this evaluation, processes were evaluated in regards to information technology general controls areas including access to program data, program changes, development and computer operations for critical information technology systems that impact the financial reporting process. The Company has operated two separate process management, billing and collection and production systems resulting from previous acquisitions and is in the process of migrating from our legacy systems to a single software platform. The key controls identified for the change management control objective over these legacy systems included: program changes are authorized, tested, and approved prior to implementation; developers’ access to the production environment is restricted to provide for segregation of duties between programming and implementation, and configuration/data changes are authorized, tested, and approved prior to implementation. Deficiencies noted during testing indicated that adequate controls for program changes had not been established by management to ensure that changes to legacy systems are authorized, tested, approved, properly implemented and documented. This conclusion was made by management during the third quarter of 2009 resulting from management’s review of the environment over information technology general controls.

The legacy systems contain information regarding customer contracts which is the source data for deriving revenue. The Company utilizes the contracted sales data to calculate revenue under the deferral and amortization method, whereby revenue is recognized ratably over the expected life of each directory (generally 12 months), commencing in the month of distribution. Although the Company concluded change management controls were not effective, the Company identified mitigating manual disclosure and monitoring controls over the revenue cycle used to review key outputs that are used in financial reporting. These controls include detailed account reconciliations, management reviews of actual results, using the financial budget approved by the Board of Directors and updated financial forecasts prepared by management, to identify and analyze key variances, and reconciliations of deferral and amortization schedules supporting journal entries. In performing these mitigating manual controls, the Company did not identify any required adjustments to previously reported revenue. Management believed these procedures would identify any material misstatement to revenues. Although these procedures were in place during the third quarter of 2009, the operating effectiveness of these controls was not tested as of September 30, 2009.

To address the identified material weakness, during the fourth quarter of 2009, the Company: (i) tested the effectiveness of the controls identified above; (ii) completed documentation of the design and implementation of the existing mitigating controls; (iii) performed detailed reconciliations of revenue source documents to revenue subsystems and of revenue subsystems to the general ledger; (iv) performed a detailed management review of customer credits and adjustments; and (v) validated the design and implemented testing of the Company’s change management information technology general controls. The results of the Company’s fourth quarter procedures supported the Company’s conclusion that the material weakness control deficiency reported in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2009 had been remediated to a level less than a material weakness.

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

6.	In connection with the above comment, please explain to us the basis for your conclusion that disclosure controls and procedures were effective at September 30, 2009, as disclosed in the Form 10-Q for the period ended September 30, 2009, especially in view that the material weakness indicated above existed at that time and apparently was not mitigated or remediated until later. The disclosure in “Evaluation of Disclosure Controls and Procedures” in the September 30, 2009 Form 10-Q stated that at that time you would implement controls to mitigate the identified material weakness, but that you elected not to remediate the material weakness while access to your legacy information technology systems is required, and notwithstanding this, you believe mitigating internal controls within the revenue cycle were effective. In this regard, please clarify for us when these “mitigating internal controls” and the “existing mitigating controls” referred to in the disclosure in the 2009 Form 10-K were actually in place, and if each set of controls are the same or different, and if any mitigating controls were added in the fourth quarter of fiscal 2009. Explain to us what the “mitigating internal controls” and “existing mitigating controls” are, how they mitigated the effect of the weakness in reporting revenue and whether such controls will remain in place and effective during the migration to the new revenue recognition system. If mitigating controls were added in the fourth quarter of fiscal 2009, tell us what they were, and how your disclosure in “Changes in Internal Control over Financial Reporting” in the 2009 Form 10-K represents this.

Response:

The Company’s understanding of the definition of disclosure controls and procedures “includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Notwithstanding the fact that a weakness in change management controls over the legacy system was identified in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, the Company believes there were sufficient manual procedures and safeguards in place for disclosure controls and procedures to remain effective.

As previously described in response 5 above, the Company believes the disclosure controls and procedures were effective at September 30, 2009. Management believed these procedures would identify a misstatement to revenues, and therefore, the disclosure controls and procedures were operating effectively. The existing mitigating controls that had been in place during 2009 included the detailed account reconciliations; management review of actual results, using the financial budget approved by the Board of Directors and updated financial forecasts prepared by management, to identify and analyze key variances; and reconciliations of deferral and amortization schedules supporting journal entries as described above. The additional controls added during the fourth quarter of 2009 included completing documentation of the design and implementation of the existing mitigating controls; performing detailed reconciliations of revenue source documents to revenue subsystems and of revenue subsystems to the general ledger; performing a management review of customer credits and adjustments; validating the design and

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

implementing testing of our change management information technology general controls. Prior to the fourth quarter of 2009, these controls were not tested. However, the results of subsequent testing indicated that the material weakness control deficiency identified as of September 30, 2009 had been effectively remediated. The controls that were in place during 2009 and added in the fourth quarter of 2009 continue to operate and be performed during 2010 during the migration to the Company’s new software platform. The disclosure in “Changes in Internal Control Over Financial Reporting” in the 2009 10-K references these changes in the section entitled “Remediation of Previously Reported Internal Control Weaknesses.”

Form 8-K furnished on August 17, 2010

Reconciliation of Non-GAAP Items

7.	Please revise future filings to disclose the components of “Non-cash non-recurring charges” for “EBITDA-as adjusted” and “Purchase accounting and other adjustments” for “Revenue-as adjusted.” Provide us with a copy of your intended revised disclosure.

Response:

The Company acknowledges the Staff’s comment on these matters and will disclose the relevant components of “non-cash non-recurring charges” and “purchase accounting and other adjustments” in its future filings, to the extent it makes future filings.

The Company respectfully submits that the explanations set forth above do not warrant the amendment of any prior Company filing with the Commission.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to the Staff’s comments.

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.

Please contact the undersigned at 303-867-1658 should you wish to discuss any of the responses. Thank you for your attention to this matter.

Very truly yours,

/s/ RICHARD C. JENKINS

Richard C. Jenkins
Interim Chief Financial Officer

cc:	John S. Fischer
John Sakys
Paul Hilton
Steven Yaroch

Confidential Treatment Requested by Local Insight Regatta Holdings, Inc. Pursuant to Rule 83 of the Freedom of Information Act.

*[Redacted]* indicates confidential information that has been omitted in reliance on Rule 83 of the Freedom of Information Act. The confidential information has been submitted separately to the U.S. Securities and Exchange Commission.